Delta Financial Corporation

August 13, 2007

AG Realty Fund VII, L.P.

AG Realty Fund VII (TE), L.P.

c/o Angelo, Gordon & Co.

245 Park Avenue

New York, New York 10167

Dear Sir or Madam:

Reference is made to (i) the Warrant Acquisition Agreement, dated as of the date hereof (the “Warrant Agreement;” capitalized terms used but not defined herein shall have the meanings given to such terms in the Warrant Agreement) by and between Delta Financial Corporation, a Delaware corporation (the “Company”), and AG Delta Holdings, LLC, a Delaware limited liability company (the “Purchaser”), pursuant to which the Purchaser will be issued Warrants to purchase up to 10,000,000 shares (the “Warrant Shares”) of the Company’s common stock, par value $.01 per share (the “Common Stock”) and (ii) the Securities Repurchase Agreement, dated as of the date hereof (the “Financing Agreement”), by and among Renaissance REIT Investment Corp., a Maryland corporation, Delta Funding Corporation, a New York corporation, the Company and the Purchaser pursuant to which the Purchaser has made available certain debt financing (the “Debt”) to the Company and its subsidiaries.

This letter constitutes the agreement of the Company to provide certain management rights to AG Realty Fund VII, L.P. and AG Realty Fund VII (TE), L.P. (together, “Investor”), each of which have equity interests in the Purchaser and/or affiliates of the Purchaser that will hold Warrants and/or Warrant Shares. Execution and delivery of this letter is a condition precedent to the obligations of the Purchaser under the Warrant Agreement and the Financing Agreement. The Company hereby agrees that, for so long as (i) the Investor continues, directly or indirectly through one or more intermediary subsidiaries, to own an interest in the Purchaser and/or its affiliates that hold Warrants and/or Warrant Shares and (ii) the Purchaser or any of its affiliates continue to hold, directly or indirectly, any Warrants, Warrant Shares and/or Debt (or other securities of the Company into which the Debt may be converted or for which the Debt may be exchanged or exercised), without limiting or prejudicing any of the rights provided to the Purchaser under the Warrant Agreement, the Financing Agreement or any the other agreements entered into with the Company with respect thereto, it shall, and shall cause each of its subsidiaries, to:

(a)      Provide or grant (as the case may be) the Investor or its designated representatives with:

(i)        the right to visit and inspect any of the offices and properties of the Company and its subsidiaries and inspect and copy the books and records of the Company and its subsidiaries as the Investor or its designated representatives shall reasonably request, in each case, during normal business hours, with reasonable prior notice and without unreasonable disruption of the business of the Company and its subsidiaries;

(ii)       as soon as practicable and in any event within 30 days after the end of each month following the Closing Date (in each case, including the last month of the Company’ fiscal year), a consolidated and consolidating balance sheet of the Company and its subsidiaries as at the end of such month, the related consolidated and consolidating statements of operations and cash flows for such month and for the period commencing at the end of the immediately preceding fiscal year and ending with the end of such month, setting forth in each case in comparative form the figures for the corresponding date or period of the immediately preceding fiscal year and corresponding figures from the most recent projections for the current fiscal year, in all such cases, in reasonable detail and certified by a senior officer of the Company as fairly presenting the financial condition and results of operations of the Company and its consolidated subsidiaries and as having been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the audited financial statements of the Company, subject to changes resulting from audit and normal year-end adjustments and the absence of footnote disclosures;

(iii)      as soon as available and in any event within 150 days after the end of each fiscal year following the Closing Date, a consolidated and consolidating balance sheet of the Company and its consolidated subsidiaries as of the end of such fiscal year, the related consolidated and consolidating statements of operations, stockholders’ equity and cash flows for such fiscal year, a consolidated and consolidating balance sheet of the Company and its consolidated subsidiaries as of the end of such fiscal year and the related consolidated and consolidating statements of operations, stockholders’ equity and cash flows for such fiscal year setting forth, in each case, in comparative form the figures for the previous fiscal year and corresponding figures from the most recent projections for the current fiscal year, certified (solely with respect to all such consolidated statements) without qualification (including with respect to the scope of audit) or exception by BDO Siedman, LLP or any other independent public accountants of nationally recognized standing in addition to drafts of the audited financials as and when received by the Company’s Board of Directors;

(iv)      within 20 days prior to the conclusion of each fiscal year, the Company’s annual operating plan, operating and capital expenditure budgets, and financial forecasts, including cash flow projections covering proposed fundings, repayments, additional advances, investments and other cash receipts and disbursements, each for the following 3 fiscal years presented on a monthly basis for the next fiscal year and annually for the 2 subsequent fiscal years, all of which shall be in a format reasonably consistent with projections, budgets and forecasts theretofore provided to the Investor, and promptly following the preparation thereof, updates to any of the foregoing from time to time prepared by management of the Company;

(v)       simultaneously with the delivery of the financial statements of the Company and its consolidated subsidiaries required by subsection (ii) above for the months of March, June, September and December, a management report prepared in reasonable detail, signed by a senior officer of the Company, describing the operations and financial condition of the Company and its consolidated subsidiaries for the portion of the fiscal year then ended and discussing the reasons for any significant variations from the most recent projections (including the budget) for such fiscal year;

(vi)      promptly after the filing thereof, copies of all statements, reports and other information of the Company or any of its consolidated subsidiaries files with the Commission or any national (domestic or foreign) securities exchange; and

(vii)     concurrent with being sent or made available to board members, copies of all information packages and other materials provided to all of the members of the Board of Directors (or similar governing body) of the Company or any of its subsidiaries.

(b)       Make appropriate officers and managers of the Company and its subsidiaries available at such times as reasonably requested (with reasonable prior notice and without unreasonable disruption to the Company’s business) by the Investor for consultation with the Investor or its designated representatives with respect to matters relating to the business and affairs of the Company and its subsidiaries, including significant changes in management personnel and compensation of employees, introduction of new products or new lines of business, material acquisitions or dispositions of plants and equipment, significant research and development programs, the purchasing or selling of important trademarks, licenses or concessions or the proposed commencement or compromise of significant litigation;

(c)       Grant the Investor the right to designate two non-voting board observers who will be entitled to attend all meetings of the Board of Directors (or similar governing body, and each committee and subcommittee thereof) of the Company and each of its subsidiaries, participate in all deliberations of such Boards of Directors (or similar governing bodies, and each committee and subcommittee thereof) at any such meeting where the Investor’s observers are in attendance and receive copies of all materials provided to such boards of directors (or similar governing bodies, and each committee and subcommittee thereof); provided, that such observers shall have no voting rights with respect to actions taken or elected not to be taken by either such board of directors (or similar governing body, or any committee or subcommittee thereof) but shall have the full right to participate in all discussions of such proposed actions; provided, further, that the observers and the Investor shall treat all such information as proprietary and confidential in accordance with subsection (g) hereof. The Board of Directors of the Company may meet in executive sessions as it deems appropriate without such observers present to discuss, among other things, matters that may involve actual or perceived conflicts of interest with the Investor. The foregoing notwithstanding, the Investor shall only be entitled to appoint one observer if and to the extent that the Purchaser has one or more representatives serving on the Company’s Board of Directors pursuant to the terms of the Investor Rights Agreement entered into between the Purchaser and the Company.

(d)       Reimburse the Investor for the reasonable and documented out-of-pocket expenses incurred by the two board observers in connection with attending all meetings of the Board of Directors (or similar governing body, or any committee or subcommittee thereof) in accordance with subsection (c) above;

(e)       To the extent the Company informs its Board of Directors of any significant corporate actions, including extraordinary dividends, mergers, acquisitions or dispositions of assets, issuances of significant amounts of debt or equity and material amendments to the organizational documents of the Company or any of its subsidiaries, then the Company will (i)

use its reasonable best efforts to inform the Investor or its designated representatives in advance of any such action and (ii) provide the Investor or its designated representatives with the right to consult with and advise the Company and its subsidiaries with respect to such actions; and

(f)        Notwithstanding anything to the contrary, the Company shall not be obligated pursuant to this letter agreement to provide access to any specific information the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel(s); provided that nothing contained in this letter shall limit the rights of any board member of the Company designated by the Purchaser to receive any information otherwise provided to the Company’s Board of Directors.

(g)       The Investor agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this letter agreement (including notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this letter agreement by the Investor or its affiliates), (b) is or has been independently developed or conceived by the Investor without use of the Company’s confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; or (d) must be disclosed pursuant to applicable law; provided, that the Investor promptly notified the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. Notwithstanding the foregoing, the Investor may disclose confidential information to (i) its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company and (ii) its directors, officers, employees, general partners, limited partners, and advisors, in each case, so long as the Investor informs each such person that the information is confidential and directs each such person to maintain the confidentiality of such information.

The Company hereby agrees, and shall cause each of its subsidiaries to agree, to consider, in good faith, the recommendations of the Investor or its designated representatives in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company and its subsidiaries.

If in compliance with the terms of the Warrant Agreement or the Financing Agreement, the Purchaser transfers all or any portion of its investment in any Warrants, Warrant Shares or Debt (or other securities of the Company into which such Debt may be converted or for which such Debt may be exchanged or exercised) to an affiliate or to any third party (or to a direct or indirect wholly-owned conduit subsidiary of any such third party) that is intended to qualify as a venture capital operating company under the United States Department of Labor Regulation published at 29 C.F.R. Section 2510.3-101(d)(3)(i), such affiliate or third party shall be afforded the same rights with respect to the Company afforded to the Investor hereunder and shall be treated, for such purposes, as a third party beneficiary hereunder; provided that in no event shall any of the Company or any of its subsidiaries be required to recognize or permit more than two board observers in the aggregate at any time.

At such time as the Purchaser and its affiliates cease to own, in the aggregate, at least 5 million Warrant Shares (assuming that all of the Warrants have been exercised, but without regard to limitation imposed by Section 1D of the Warrant), (1) the Investor shall only have the rights provided by paragraphs (a)(i), (a)(ii)-(iv) (in each case, only to the extent that the Company is otherwise producing such financial statements, budgets or reports) and (b), (2) the Investor shall remain subject to the provisions of paragraphs (f) and (g), and (3) the other provisions of this letter shall terminate and be of no further force or effect.

This letter agreement and the rights and the duties of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York and may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

DELTA FINANCIAL CORPORATION

By: /s/ Hugh Miller_________

Name: Hugh Miller

Title: President & CEO

Agreed and acknowledged as of the date first

above written:

AG REALTY FUND VII, L.P.

General Partner:

AGR VII LLC
By:	Angelo, Gordon & Co., L.P.
Manager
By:	/s/ Michael Gordon______
Name: Michael Gordon
Title:

AG REALTY FUND VII (TE), L.P.

General Partner:

AGR VII LLC
By:	Angelo, Gordon & Co., L.P.
Manager
By:	/s/ Michael Gordon_______
Name: Michael Gordon
Title: